ArcelorMittal reports results for the first quarter 2016

Luxembourg, May 6, 2016 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month period ended March 31, 2016.

Highlights:

➢	Health and safety: LTIF rate of 0.72x in 1Q 2016, lower as compared to 0.83x in 4Q 2015 and 0.88x in 1Q 2015
➢	EBITDA of $0.9 billion in 1Q 2016; 15.9% lower as compared to 4Q 2015 primarily reflecting the lagged effect of weak steel pricing, offset in part by higher steel shipments
➢	Net loss of $0.4 billion in 1Q 2016 as compared to net loss of $6.7 billion in 4Q 2015. Excluding exceptional and non-cash items[2], adjusted net loss was $0.2 billion in 1Q 2016 as compared to adjusted net loss of $0.4 billion in 4Q 2015
➢	Steel shipments of 21.5 Mt in 1Q 2016, an increase of 8.8% compared to 4Q 2015, and stable as compared 1Q 2015
➢	1Q 2016 iron ore shipments of 13.1 Mt (-2.2% YoY), of which 7.8 Mt shipped at market prices (-16.8% YoY, reflecting revised focus on more cost-competitive operations)
➢	1Q 2016 iron ore production of 14.1 Mt (-9.1% YoY); AMMC production of 6Mt (+7.2% YoY) and on track for FY’16 iron ore shipped at market prices >26Mt
➢	Net debt higher at $17.3 billion as of March 31, 2016, as compared to $15.7 billion as of December 31, 2015, due largely to seasonal working capital investment ($1.2 billion) and forex ($0.5 billion). Giving effect to the sale of ArcelorMittal’s stake in Gestamp[3], and the proceeds from the successful rights issue, pro-forma net debt as of March 31, 2016 was $13.3 billion[4]

Strategic update:

▪	Rights issue complete: On April 8, 2016, ArcelorMittal closed its rights issue raising €2.8 billion[5] ($3.2 billion)
▪	Calvert: Ramp up progressing well with automotive certifications ongoing and increased capacity utilization; slab yard expansion of Bay 4 and minor installations for Bay 5 complete
▪	Action 2020 plan underway: In the US we are moving forward with plans to streamline and optimize our US operations, building on the core strengths of each facility. In Europe we are progressing with the Transformation plan, and having established the Cluster Leading Plants we are in the process of moving processes and resources away from the satellite finishing sites. At the 2016 AGM, shareholders approved a new long-term incentive plan tied to the achievement of Action 2020 improvement targets

▪	Portfolio Optimization: The Company agreed to the sale of its LaPlace and Vinton Long Carbon facilities in the US during 1Q 2016; partial closure of Zumarraga (Spain)

Outlook and guidance:

▪	The Company expects FY 2016 EBITDA to be in excess of $4.5 billion
▪	The impact of the improving steel spread environment is expected to be fully reflected in the results of the second half of the year
▪	Improving market conditions are likely to consume working capital in 2016 (current estimate of ~$0.5 billion); the Company nevertheless, expects to be free cash flow positive in 2016

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Sales	13,399	13,981	15,589	16,890	17,118
EBITDA	927	1,103	1,351	1,399	1,378
Operating income /(loss)	275	(5,331)	20	579	571
Net (loss)/ income attributable to equity holders of the parent	(416)	(6,686)	(711)	179	(728)
Basic (loss)/ earnings per share (US$)	(0.23)	(3.72)	(0.40)	0.10	(0.41)

Own iron ore production (Mt)	14.1	15.5	15.4	16.4	15.6
Iron ore shipped at market price (Mt)	7.8	9.9	10.3	10.8	9.4
Crude steel production (Mt)	23.2	21.6	23.1	24.0	23.7
Steel shipments (Mt)	21.5	19.7	21.1	22.2	21.6
EBITDA/tonne (US$/t)	43	56	64	63	64
Steel-only EBITDA/tonne (US$/t)	39	51	57	58	59

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal chairman and CEO, said:

“Our results for the first quarter reflect the very tough operating conditions in the second half of 2015. Since that time we have seen a recovery in spreads in our core markets to more sustainable levels, which is expected to result in improved results in the coming quarters. This is a welcome development, although given the levels of excess capacity in China the market remains fragile and we must continue to be vigilant and active against the threat of unfair trade.

Following the successful completion of the $3.2 billion rights issue, the Company has a sector-leading balance sheet.  Our priority now is to improve the structural earnings capability of the group through our five year strategic plan, Action 2020, which will drive significant improvements in both EBITDA and cash-flow over the longer-term.”

First quarter 2016 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the three month period ended March 31, 2016 on:

Date	US Eastern time	London	CET
Friday May 6, 2016	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 051 5931	+44 (0) 203 364 5807	14810899#
US local:	1 86 6719 2729	+1 24 0645 0345	14810899#
US (New York)	1 86 6719 2729	+ 1 64 6663 7901	14810899#
France:	0800 914780	+33 1 7071 2916	14810899#
Germany:	0800 965 6288	+49 692 7134 0801	14810899#
Spain:	90 099 4930	+34 911 143436	14810899#
Luxembourg:	800 26908	+352 27 86 05 07	14810899#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	486095#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of $63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal Investor Relations
Europe		Tel: +352 4792 2652
Americas		Tel: +1 312 899 3985
Retail		Tel: +352 4792 3198
SRI		Tel: +44 207 543 1128
Bonds/Credit		Tel: +33 1 71 92 10 26

ArcelorMittal Corporate Communications		E-mail: press@arcelormittal.com Tel: +44 0207 629 7988
Sophie Evans		Tel: +44 203 214 2882
Paul Weigh		Tel: +44 203 214 2419
France	Image 7	Tel: +33 153 70 94 17

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, improved to 0.72x in the first quarter of 2016 (“1Q 2016”) as compared to 0.83x for the fourth quarter of 2015 (“4Q 2015”) and as compared to 0.88x for the first quarter of 2015 (“1Q 2015”). Between 1Q 2016 and 4Q 2015, improvements in the health and safety performance of the Brazil, Europe and NAFTA segments relative to 4Q 2015, were partially offset by deterioration in the ACIS and Mining segments.

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Mining	0.75	0.72	0.99	0.57	0.60

NAFTA	0.91	0.95	0.99	0.71	1.13
Brazil	0.34	0.73	0.57	0.42	0.71
Europe	0.78	1.01	0.88	0.97	1.15
ACIS	0.69	0.58	0.52	0.39	0.56
Total Steel	0.71	0.84	0.75	0.69	0.93

Total (Steel and Mining)	0.72	0.83	0.78	0.68	0.88

Key corporate responsibility highlights for 1Q 2016:

ArcelorMittal’s 2015 annual review entitled “Structural resilience” was released on April 28, 2016. This represents the Company’s first step towards integrated reporting, by including the group’s sustainability progress, and the value we create for society.

During the quarter, ArcelorMittal launched new sustainability webpages which provide ongoing narrative online reporting on sustainable development.

ArcelorMittal’s actions in sustainability continue to receive positive recognition from industry leaders:

-	ArcelorMittal was recognised by General Motors and Ford Motor Company for excellence in developing and providing steel products and solutions for their vehicle brands. General Motors awarded ArcelorMittal with its “Supplier of the Year award” for the third consecutive year while Ford gave ArcelorMittal its highest ranking for the fifth consecutive year.
-	In January 2016, ArcelorMittal Europe – Long products achieved BRE Environmental & Sustainability Standard BES 6001 certification, a responsible sourcing certification for the UK construction market, demonstrating the division’s commitment to sustainable sourcing. The certification covers the entire portfolio of ArcelorMittal Europe - Long Products, including angles, channels, merchant bars, rails, sections, sheet piles, rebar, construction bar and wire.
-	ArcelorMittal has been recognised for leadership in the circular economy in the Dutch Association of Investors for Sustainable Development (VBDO) 2015 study, Benchmark of Circular Business Practices, which is a comparative study of 52 Netherlands-listed companies.

ArcelorMittal Mining received significant recognition for its sustainability performance:

-	ArcelorMittal Liberia published its 2015 annual report of its Biodiversity Conservation Programme, a programme now in its fourth year. The report highlights another year of significant progress and collaboration with ArcelorMittal Liberia’s key partners and stakeholders.

-	ArcelorMittal Princeton has been recognised as a safety leader for its “exceptional” safety performance and programmes by the Interstate Mining Compact Commission’s (IMCC) "Mine safety and health training award" in the coal surface mining category.
-	ArcelorMittal Mining received a Global Risk Award from the Institute of Risk Management for its response to the Ebola outbreak and ability to continue operating its iron ore mining and shipments without interruption throughout the outbreak of Ebola in Liberia, as well as the creation of the Ebola Private Sector Mobilisation Group (EPSMG).

Analysis of results for 1Q 2016 versus 4Q 2015 and 1Q 2015

Total steel shipments for 1Q 2016 were 8.8% higher at 21.5 million metric tonnes as compared with 19.7 million metric tonnes for 4Q 2015 (primarily due to improved shipments in NAFTA +19.2%, Europe +10.3% and ACIS +7.7% offset in part by lower shipments in Brazil -14.0%), and 0.6% lower as compared to 21.6 million metric tonnes for 1Q 2015 (primarily due to lower shipment volumes in Brazil -8.7% offset in part by improved ACIS shipments +10.3%).

Sales for 1Q 2016 were $13.4 billion as compared to $14.0 billion for 4Q 2015 and $17.1 billion for 1Q 2015. Sales in 1Q 2016, were 4.2% lower as compared to 4Q 2015 primarily due to lower average steel selling prices (-8.7%) and lower market-priced iron ore shipments (-21.1%), offset in part by higher steel shipments (+8.8%) and higher iron ore reference prices (+3.5%). Sales in 1Q 2016 were 21.7% lower as compared to 1Q 2015 primarily due to lower average steel selling prices (-22.1%), lower market-priced iron ore shipments (-16.8%) and lower iron ore reference prices (-22.7%).

Depreciation was lower at $652 million for 1Q 2016 as compared to $807 million in 4Q 2015 and 1Q 2015, respectively. Depreciation was lower in 1Q 2016 as compared to 4Q 2015 primarily due to asset impairments booked in 4Q 2015 as well as foreign exchange impact. FY 2016 depreciation is expected to be approximately $2.8 billion (based on current exchange rates) as compared to the previous $3.0 billion guidance.

Impairment charges for 1Q 2016 and 1Q 2015 were nil. Impairment charges for 4Q 2015 were $4.7 billion6 including $0.9 billion with respect to the Mining segment goodwill and $3.8 billion primarily related to fixed assets.

Exceptional charges for 1Q 2016 and 1Q 2015 were nil. Exceptional charges for 4Q 2015 were $0.9 billion, which primarily included $0.8 billion inventory related charges following the rapid decline of international steel prices and $0.1 billion of litigation and other costs in South Africa.

Operating income for 1Q 2016 was $275 million as compared to an operating loss of $5.3 billion for 4Q 2015 and operating income of $571 million in 1Q 2015. Operating results for 4Q 2015 were impacted by impairments and exceptional charges discussed above. Operating results for 1Q 2015 were negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US.

Income from investments in associates, joint ventures and other investments for 1Q 2016 was $324 million as compared to a loss in 4Q 2015 of $655 million. Income for 1Q 2016 includes $329 million related to gain on disposal of Gestamp3. The loss in 4Q 2015 was primarily due to write-downs totalling $608 million primarily related to the Company’s investments in the Kalagadi Manganese mining project in South Africa ($0.3 billion), Indian investee ($0.1 billion) due to downward revisions in projected cash flows and $0.1 billion related to the decrease in market value of the investment in Erdemir.

Net interest expense in 1Q 2016 was $332 million as compared to $312 million in 4Q 2015 and $323 million in 1Q 2015. Net interest expense was higher in 1Q 2016 as compared to 4Q 2015 primarily due to lower interest income.

Foreign exchange and other net financing gain in 1Q 2016 was $9 million as compared to foreign exchange and other net financing loss of $342 million for 4Q 2015 and $756 million for 1Q 2015. Foreign exchange and other net financing gain for 1Q 2016 include a foreign exchange gain of $107 million as compared to a loss of $104 million for 4Q 2015 primarily on account of USD depreciation of 4.6% against the Euro (versus 2.8% appreciation in 4Q 2015) and 9.7% depreciation against BRL (versus 1.7% depreciation in 4Q 2015). This foreign exchange gain is largely non-cash and primarily relates to the gain from the impact of the USD depreciation on Euro-denominated deferred tax assets, partially offset by foreign exchange loss on Euro-denominated debt. Foreign exchange and other net financing loss for 1Q 2015 include foreign exchange loss of $538 million mainly on account of USD appreciation of 11.4% against the Euro and 17.2% against BRL relative to the prior period.

ArcelorMittal recorded an income tax expense of $700 million for 1Q 2016 as compared to income tax expense of $441 million for 4Q 2015, and income tax expense of $210 million for 1Q 2015. The tax expense in 1Q 2016 includes derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg. This derecognition (or impairment) is related to revised expectations of DTA recoverability in US dollar terms, and is not related to a deterioration of expected future taxable income.

Non-controlling interest income for 1Q 2016 amounted to $8 million primarily related to losses generated by ArcelorMittal South Africa. Non-controlling interest income for 4Q 2015 of $395 million primarily related to asset impairments in South Africa and Liberia. Non-controlling interest loss of $8 million for 1Q 2015 primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal recorded net loss for 1Q 2016 of $416 million, or $0.23 loss per share (adjusted net loss of $176 million)2, as compared to a net loss of $6.7 billion, or $3.72 loss per share for 4Q 2015 (adjusted net loss of $375 million)2 and net loss of $728 million, or $0.41 loss per share for 1Q 2015 (adjusted net loss of $36 million)2.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
USA	AM/NS Calvert	Phase 1: Slab yard expansion – Expansion of Bay 4 and minor installations for Bay 5	Increase coil production level up to 4.6Mt/year coils	1Q 2016
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4Mt/year for bars for civil construction	1Q 2016
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1Mt/year	4Q 2015(a)
Canada	Baffinland	Early revenue phase	Production capacity 3.5Mt/year (iron ore)	3Q 2015(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 1: Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3Mt/year	2Q 2015

Ongoing projects

Region	Site	Project	Capacity / particulars	Forecast completion
USA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize	2016
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9Mt/year	2016(c)
		HDG increase	Increasing HDG capacity by 0.4Mt/year	2016(c)
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(a)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year (high grade sinter feed)	On hold(d)

a)	Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves.

b)	First production in Baffinland was in 4Q 2014, with first shipments taking place during 3Q 2015 following the completion of shiploader and port infrastructure.

c)	On July 7, 2015, ArcelorMittal Poland announced it will restart preparations for the relining of blast furnace No. 5 in Krakow, which is coming to the end of its lifecycle in mid-2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

d)	ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port. It has been operating the mine on a direct shipped ores (DSO) basis since 2011 and produced 4.3Mt in 2015. In the current initial DSO phase, significant cost reduction and restructuring have continued to ensure competitiveness at current prices. Drilling for DSO resource extension has recommenced, and in 2016 the operation has been right sized to 3Mtpa to focus on its ‘natural’ Atlantic markets. This repositioning for size and competitiveness also extends the life of the DSO phase as ArcelorMittal considers the appropriate next phase of development.

ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa. Whilst rapid price declines over the period since force majeure have led to a reassessment of the project, ArcelorMittal is considering transitioning production to a higher grade sinter fines product but now in a phased approach as opposed to a major step up to 15Mtpa as originally envisaged in phase 2. Extensive tonnage of concentrator feed material is already exposed in readiness for concentrated sinter fines, and ArcelorMittal also has options in its concession to mine higher grade, lower gangue DSO. Work continues in 2016 to define the best business option.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Sales	3,822	3,600	4,371	4,545	4,777
EBITDA	339	273	340	225	53
Depreciation	134	154	151	155	156
Impairment	-	507	-	19	-
Exceptional charges	-	353	101	-	-
Operating income / (loss)	205	(741)	88	51	(103)

Crude steel production (kt)	5,644	5,136	5,976	5,775	5,908
Steel shipments (kt)	5,463	4,581	5,620	5,642	5,463
Average steel selling price (US$/t)	635	706	698	726	796

NAFTA segment crude steel production increased 9.9% to 5.6 million tonnes in 1Q 2016 as compared to 5.1 million tonnes for 4Q 2015.

Steel shipments in 1Q 2016 increased 19.2% to 5.5 million tonnes as compared to 4.6 million tonnes in 4Q 2015, primarily driven by a 20.8% increase in flat product steel shipments (mainly US) and 11.7% increase in long product shipment volumes (in both Canada and Mexico).

Sales in 1Q 2016 increased by 6.2% to $3.8 billion as compared to 4Q 2015, primarily due to higher steel shipment volumes as discussed above, offset in part by lower average steel selling prices (-10.1%).

EBITDA in 1Q 2016 increased 24.2% to $339 million as compared to $273 million in 4Q 2015 primarily due to higher steel volumes, lower costs and improved performance at Calvert. Operating performance in 4Q 2015 was impacted by impairments totalling $507 million with respect to the intended sale of Long Carbon facilities in the US (ArcelorMittal LaPlace, Steelton and Vinton totalling $0.2 billion), and following planned asset optimization at Indiana Harbor East and West in the US ($0.3 billion). In addition, operating performance in 4Q 2015 was impacted by exceptional inventory related charges of $353 million following the rapid decline of steel prices.

EBITDA in 1Q 2016 improved significantly as compared to $53 million in 1Q 2015 which was negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US. Excluding this negative impact, EBITDA in 1Q 2016 was 178.5% higher as compared to 1Q 2015 primarily due to improved performance of Calvert and improved cost performance, offset in part by lower average steel selling prices (-20.2%).

Brazil

(USDm) unless otherwise shown	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Sales	1,255	2,092	2,125	2,167	2,119
EBITDA	145	181	313	360	377
Depreciation	56	87	78	85	86
Impairment	-	176	-	-	-
Exceptional charges	-	52	39	-	-
Operating income / (loss)	89	(134)	196	275	291

Crude steel production (kt)	2,667	2,850	2,953	2,934	2,875
Steel shipments (kt)	2,472	2,873	3,125	2,835	2,707
Average steel selling price (US$/t)	474	565	622	695	713

Brazil segment crude steel production decreased 6.4% to 2.7 million tonnes in 1Q 2016 as compared to 2.9 million tonnes in 4Q 2015.

Steel shipments in 1Q 2016 decreased by 14.0% to 2.5 million tonnes as compared to 4Q 2015, primarily due to a 17.3% decrease in flat steel shipments and 7% decrease in long product shipments due to weak demand.

Sales in 1Q 2016 decreased by 40.0% to $1.3 billion as compared to 4Q 2015, due to lower average steel selling prices (-16.1%), lower steel shipments discussed above, as well as tubular operations in Venezuela impacted by currency devaluation7.

EBITDA in 1Q 2016 declined by 19.8% to $145 million as compared to $181 million in 4Q 2015 on account of lower average steel selling prices (primarily long steel products -9.2%), lower steel shipment volumes as well as tubular operations in Venezuela impacted by currency devaluation. Operating performance in 4Q 2015 was impacted by the $176 million impairment related to Point Lisas (Trinidad and Tobago) which had been indefinitely idled, and exceptional charges of $52 million relating to inventory write down in Point Lisas.

EBITDA in 1Q 2016 was 61.5% lower as compared to 1Q 2015 primarily due to lower average steel selling prices (-33.5%) and lower steel shipments (-8.7%), as well as tubular operations in Venezuela impacted by currency devaluation.

Europe

(USDm) unless otherwise shown	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Sales	7,151	7,075	7,671	8,547	8,600
EBITDA	363	544	553	680	616
Depreciation	277	307	293	293	299
Impairment	-	398	-	-	-
Exceptional charges	-	345	287	-	-
Operating income / (loss)	86	(506)	(27)	387	317

Crude steel production (kt)	11,171	9,988	10,880	11,644	11,341
Steel shipments (kt)	10,444	9,473	9,646	10,895	10,662
Average steel selling price (US$/t)	530	568	614	617	633

Europe segment crude steel production increased by 11.8% to 11.2 million tonnes in 1Q 2016, as compared to 4Q 2015.

Steel shipments in 1Q 2016 increased by 10.3% to 10.4 million tonnes as compared to 4Q 2015, primarily due to a 13.7% increase in flat product shipment volumes.

Sales in 1Q 2016 increased 1.1% to $7.2 billion as compared to 4Q 2015, primarily due to higher steel shipments as discussed above, offset in part by lower average steel selling prices impacted by the lagged effect of weak steel prices. Average steel selling prices declined by 6.7% during 1Q 2016, as flat and long products declined 7.1% and 6.7%, respectively.

EBITDA in 1Q 2016 decreased by 33.3% to $363 million as compared to $544 million in 4Q 2015, mainly driven by lower average steel selling prices offset in part by higher steel shipment volumes. Operating performance in 4Q 2015 was impacted by impairments of $398 million primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain and exceptional charges of $345 million, relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 1Q 2016 declined by 41.0% as compared to 1Q 2015 primarily on account of lower average steel selling prices (-16.2%) and lower steel shipments (-2.0%), offset in part by lower costs and efficiency improvements.

ACIS

(USDm) unless otherwise shown	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Sales	1,192	1,250	1,508	1,649	1,721
EBITDA	61	61	35	88	133
Depreciation	76	90	104	106	108
Impairment	-	267	27	-	-
Exceptional charges	-	159	80	-	-
Operating (loss)/ income	(15)	(455)	(176)	(18)	25

Crude steel production (kt)	3,668	3,663	3,257	3,696	3,603
Steel shipments (kt)	3,315	3,078	3,196	3,205	3,006
Average steel selling price (US$/t)	320	356	416	450	507

ACIS segment crude steel production in 1Q 2016 was stable at 3.7 million tonnes as compared to 4Q 2015.

Steel shipments in 1Q 2016 increased by 7.7% to 3.3 million tonnes as compared to 4Q 2015 primarily due to increased shipments in South Africa due to seasonality.

Sales in 1Q 2016 decreased by 4.7% to $1.2 billion as compared to 4Q 2015, primarily due to lower average steel selling prices (-10.2%) offset in part by higher steel shipments as discussed above.

EBITDA in 1Q 2016 of $61 million was stable compared to 4Q 2015, primarily due to lower average steel selling prices offset in part by higher steel shipments and improved costs. Operating performance in 4Q 2015 was impacted by impairments of $267 million primarily with respect to the Saldanha plant in South Africa due to its revised competitive outlook, and exceptional charges of $159 million primarily relating to a deferred stripping prepayment8, a provision in relation to competition cases in South Africa9 and the write-down of inventories following the rapid decline of steel prices.

EBITDA in 1Q 2016 of $61 million was lower as compared to $133 million in 1Q 2015, primarily due to lower average steel selling prices (-36.9%) offset in part by higher steel shipments (+10.3%) and improved costs.

Mining

(USDm) unless otherwise shown	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Sales	600	757	908	964	758
EBITDA	98	90	143	115	114
Depreciation	100	162	145	157	150
Impairment	-	3,370	-	-	-
Operating (loss)	(2)	(3,442)	(2)	(42)	(36)

Own iron ore production (a) (Mt)	14.1	15.5	15.4	16.4	15.6
Iron ore shipped externally and internally at market price (b) (Mt)	7.8	9.9	10.3	10.8	9.4
Iron ore shipment - cost plus basis (Mt)	5.3	5.8	5.9	6.4	4.1

Own coal production(a) (Mt)	1.4	1.4	1.6	1.5	1.6
Coal shipped externally and internally at market price(b) (Mt)	0.9	0.8	0.8	0.7	0.6

Coal shipment - cost plus basis (Mt)	0.8	0.8	0.7	0.9	0.8

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production (not including supplies under strategic long-term contracts) in 1Q 2016 decreased by 8.9% to 14.1 million metric tonnes as compared to 4Q 2015 primarily due to lower seasonal production in ArcelorMittal Mines Canada. Own iron ore production (not including supplies under strategic long-term contracts) in 1Q 2016 was lower by 9.1% as compared to 1Q 2015. With ongoing focus on our most competitive iron ore operations: production declined in Liberia (reduced scale to 3 million tonnes per annum to improve competitiveness) and Mexico (primarily due to suspension of operations in October 2015 of the Volcan Mine due to end of mine life, with an estimated annual impact of two million tonnes) and Kazakhstan offset in part by increased ArcelorMittal Mines Canada production. ArcelorMittal Mines Canada production in 1Q 2016 of 6.0 million metric tonnes increased 7.2% as compared to 1Q 2015.

Market-priced iron ore shipments in 1Q 2016 decreased by 21.1% to 7.8 million metric tonnes as compared to 4Q 2015 primarily driven by lower seasonal shipments from ArcelorMittal Mines Canada, Volcan mine in Mexico and ArcelorMittal Serra Azul in Brazil. (Despite seasonally lower market priced iron ore shipments in 1Q 2016, ArcelorMittal Mines Canada remains on track for FY 2016 shipment growth of greater than 26 million metric tonnes). Market-priced iron ore shipments in 1Q 2016 decreased by 16.8% as compared to 1Q 2015 driven by decreased shipments primarily in Mexico and Liberia. As discussed above, market-priced iron ore shipments are expected to decline by approximately 10% versus 2015.

Own coal production (not including supplies under strategic long-term contracts) in 1Q 2016 was stable at 1.4 million metric tonnes as compared to 4Q 2015. Own coal production (not including supplies under strategic long-term contracts) in 1Q 2016 decreased 8.7% as compared to 1Q 2015, due to lower production at our Kazakhstan operations.

Market-priced coal shipments in 1Q 2016 were 11.9% higher at 0.9 million metric tonnes as compared to 4Q 2015 primarily due to increased shipments at Princeton (US) offset in part by lower shipments in Kazakhstan. Market-priced coal shipments in 1Q 2016 increased as compared to 1Q 2015, primarily due to increased shipments at Princeton (US) offset in part by lower shipments in Kazakhstan.

EBITDA in 1Q 2016 increased 9.2% to $98 million as compared to $90 million in 4Q 2015 primarily due to improved cost performance, and better seaborne iron ore price realizations offset in part by lower market-priced iron ore shipment volumes (-21.1%). Operating performance in 4Q 2015 was impacted by impairments of $3.4 billion including $0.9 billion with respect to goodwill and $2.5 billion primarily related to fixed assets in respect of iron ore mining operations at ArcelorMittal Liberia ($1.4 billion), Las Truchas in Mexico ($0.2 billion), ArcelorMittal Serra Azul in Brazil ($0.2 billion) and coal mining operations at ArcelorMittal Princeton in the United States ($0.7 billion) mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook.

EBITDA in 1Q 2016 was 14.0% lower as compared to 1Q 2015, primarily due to lower seaborne iron ore market prices (-22.7%) and lower market-priced iron ore shipments, partially offset by lower unit iron ore cash costs.

Liquidity and Capital Resources

For 1Q 2016, net cash used in operating activities was $690 million as compared to net cash provided by operating activities of $1,574 million in 4Q 2015, mainly driven by a seasonal investment in operating working capital of $1.2 billion as compared to a $1.3 billion release in operating working capital in 4Q 201515.

Net cash used in investing activities during 1Q 2016 was $572 million as compared to $646 million in 4Q 2015 and $456 million in 1Q 2015. Capital expenditure decreased to $586 million in 1Q 2016 as compared to $736 million in 4Q 2015 and $745 million in 1Q 2015. FY 2016 capital expenditure is expected to be approximately $2.4 billion.

Cash flow from other investing activities in 1Q 2016 of $14 million primarily consisted of proceeds from the partial disposal of the Company’s stake in Stalprodukt (second tranche). Cash flow from other investing activities in 4Q 2015 of $90 million primarily consisted of proceeds from the partial disposal of the Company’s stake in Stalprodukt (first tranche) and disposal of tangible assets. Cash flow from other investing activities in 1Q 2015 of $289 million primarily included a $108 million inflow from the exercise of the fourth put option on Hunan Valin shares10, cash received from the Kiswire divestment11 and proceeds from the sale of tangible assets.

Net cash provided by financing activities for 1Q 2016 was $140 million as compared to net cash used in financing activities of $367 million in 4Q 2015 and net cash provided by financing activities of $313 million for 1Q 2015.

Other financing activities in 1Q 2016 was $63 million cash inflow as compared to $7 million cash inflow in 4Q 2015 and $20 million outflow in 1Q 2015. Other financing activities in 1Q 2016 primarily included capital contributions from minority shareholders in South Africa12 following the completion of its rights issue.

During 1Q 2016 and 4Q 2015, the Company paid dividends primarily to minority shareholders in Brazil (Bekaert) of $6 million and $11 million, respectively. During 1Q 2015, the Company paid $53 million in dividends primarily to minority shareholders in ArcelorMittal Mines Canada.

At March 31, 2016, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.9 billion as compared to $4.1 billion at December 31, 2015.

Gross debt of $20.2 billion at March 31, 2016, increased from $19.8 billion at December 31, 2015 and $19.4 billion at March 31, 2015.

As of March 31, 2016, net debt increased to $17.3 billion as compared with $15.7 billion in December 31, 2015, and $16.6 billion as of March 31, 2015, largely on account of working capital consumption ($1.2 billion) and foreign exchange impacts ($0.5 billion). The foreign exchange impact in 1Q 2016 is largely on account of the 4.6% Euro appreciation against the US dollar and the effect of exchange rate changes on net debt in Venezuela ($0.1 billion).

The Company had liquidity of $8.9 billion at March 31, 2016, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.9 billion and $6.0 billion of available credit lines. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On March 31, 2016, the average debt maturity was 5.9 years.

Key recent developments

•	On April 27, 2016, ArcelorMittal announced that it reached a tentative agreement with the United Steelworkers (USW) on a three-year collective bargaining agreement covering more than 12,000 USW-represented employees at 13 of our United States facilities in Indiana, Illinois, Minnesota, Ohio, Pennsylvania and West Virginia. The tentative agreement remains subject to ratification by union membership. Details of the agreement will be available after the new contract is ratified.

•	On April 26, 2016, ArcelorMittal confirmed that it had given notice that it will redeem all of its outstanding $1,400,000,000 4.500% Notes due February 25, 2017 on May 20, 2016. The redemption price to be paid on May 20, 2016 will be determined on the third business day preceding such date, based on a “make-whole” calculation.

•	In April 2016, pursuant to cash tender offers, ArcelorMittal purchased:
o	$436,640,000 of its U.S. dollar denominated 6.125% Notes due 2018 (the “$ 2018 Notes”) for a total aggregate purchase price (including accrued interest) of $467,086,543.71. Following this purchase, $1,063,360,000 principal amount of $ 2018 Notes remained outstanding.
o	€460,180,000 of its EUR denominated 4.625% Notes due 2017 (the “€ 2017 Notes”) for a total aggregate purchase price (including accrued interest) of €511,361,194.53. Following this purchase, €539,820,000 principal amount of € 2017 Notes remained outstanding. The interest rate on the € 2017 Notes increased pursuant to an interest adjustment clause applicable to such bonds and is currently 5.875%.
o	€166,477,000 of its EUR denominated 4.50% Notes due 2018 (the “€ 2018 Notes”) for a total aggregate purchase price (including accrued interest) of €180,762,094.78. Following this purchase, €333,523,000 principal amount of the € 2018 Notes remained outstanding. The interest rate on the € 2018 Notes increased pursuant to an interest adjustment clause applicable to such bonds and is currently 5.75%.

•	On April 8, 2016, ArcelorMittal’s $3.2 billion rights issue closed. 1,262,351,531 new shares were issued at a subscription price of EUR 2.20 per new share. Mittal family trust entities exercised their rights for new shares pro rata to their shareholding of 37.38%. Following the rights issue, ArcelorMittal’s issued share capital consists of 3,065,710,869 shares without nominal value.

•	On April 4, 2016, ArcelorMittal announced that its subsidiary ArcelorMittal USA intended to enter into a new, five-year senior secured asset-based revolving credit facility of up to $1 billion, which is expected to close in the second quarter of 2016. This facility will be secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility will be used for general corporate purposes of ArcelorMittal USA and its subsidiaries. The facility is not being guaranteed by ArcelorMittal. In line with its financial policy, ArcelorMittal does not intend to pursue additional secured financing beyond this single asset-based facility.

•	On March 24, 2016, ArcelorMittal announced that it had entered into a definitive transaction agreement to sell its LaPlace and Vinton Long Carbon facilities[13] in the United States to an affiliate of Black Diamond Capital Management (‘Black Diamond’). The LaPlace, Louisiana facility, along with a rolling mill in Harriman, Tennessee, produces billets, angles, flats, channels and beams. The Vinton facility, located in El Paso, Texas, produces rebar and grinding media. Simultaneously, ArcelorMittal has entered into a transition services agreement with Black Diamond, in order to facilitate a smooth transition period and ensure no business disruption. The transaction is now closed.

Outlook and guidance

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to grow slightly in 2016 as compared to 2015. By region: In the US, continued growth in underlying steel demand and the expected absence of a further destock in 2016, is expected to lead to ASC growth of +3% to +4%. In Europe, the pick-up in underlying demand is expected to continue supported by the strength of automotive, but apparent demand is expected to be modest at +0% to +1% in 2016 (versus a growth of +3.4% in 2015). In Brazil, ASC is expected to decline further by between -10% to -12% in 2016 as the economy remains mired in recession. With the ongoing recession in Russia impacted by weak oil prices, CIS demand is expected to decline -5% to -6% (versus a decline of -8.0% in 2015). In China, our view of demand has marginally improved, but while we still expect real demand to decline due to weakness in the real estate sector ASC is expected to stabilise at around 2015 levels supported by an end to destocking (-4.3% decline in 2015). While there remain risks to the global demand picture, given ArcelorMittal’s specific geographical and end market exposures, the Company expects its steel shipments to remain stable in 2016 as compared to 2015.

The Company expects FY 2016 EBITDA to be in excess of $4.5 billion. The impact of the improving steel spread environment is expected to be fully reflected in the results of the second half of the year.

The Company's cash requirements in 2016 are expected to total $4.5 billion, a greater than $1 billion reduction as compared to 2015. The components of this reduction are: lower capex spend (FY 2016 capex is expected to be approximately $2.4 billion as compared to $2.7 billion in FY 2015), lower interest expenses (FY 2016 net interest is expected to be approximately $1.1 billion as compared to $1.3 billion in FY 2015); no dividend in respect of the 2015 financial year; and lower cash taxes.

The improving market conditions are likely to consume working capital in 2016 (current estimate ~$0.5 billion); the Company nevertheless continues to expect to be free cash flow positive in 2016.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	Mar 31,	Dec 31,	Mar 31,
In millions of U.S. dollars	2016	2015	2015
ASSETS
Cash and cash equivalents including restricted cash	2,863	4,102	2,779
Trade accounts receivable and other	3,325	2,679	4,253
Inventories	12,866	13,424	15,537
Prepaid expenses and other current assets	2,793	1,859	2,492
Assets held for sale[13]	301	262	-
Total Current Assets	22,148	22,326	25,061

Goodwill and intangible assets	5,689	5,592	7,104
Property, plant and equipment	36,213	35,780	41,694
Investments in associates and joint ventures	4,457	4,911	5,394
Deferred tax assets	6,163	6,625	6,982
Other assets	1,889	1,612	2,282
Total Assets	76,559	76,846	88,517

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,883	2,308	2,441
Trade accounts payable and other	8,586	8,977	10,276
Accrued expenses and other current liabilities	5,855	6,536	6,211
Liabilities held for sale[13]	208	220	-
Total Current Liabilities	18,532	18,041	18,928

Long-term debt, net of current portion	16,309	17,478	16,986
Deferred tax liabilities	2,322	2,496	2,670
Other long-term liabilities	11,587	11,261	11,634
Total Liabilities	48,750	49,276	50,218

Equity attributable to the equity holders of the parent	25,580	25,272	35,452
Non–controlling interests	2,229	2,298	2,847
Total Equity	27,809	27,570	38,299
Total Liabilities and Shareholders’ Equity	76,559	76,846	88,517

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended
	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015
Sales	13,399	13,981	15,589	16,890	17,118
Depreciation	(652)	(807)	(777)	(801)	(807)
Impairment [6]	-	(4,718)	(27)	(19)	-
Exceptional charges[14]	-	(909)	(527)	-	-
Operating income / (loss)	275	(5,331)	20	579	571
Operating margin %	2.1%	(38.1%)	0.1%	3.4%	3.3%

Income / (loss) from associates, joint ventures and other investments	324	(655)	30	125	(2)
Net interest expense	(332)	(312)	(318)	(325)	(323)
Foreign exchange and other net financing gain / (loss)	9	(342)	(409)	(73)	(756)
Income / (loss) before taxes and non-controlling interests	276	(6,640)	(677)	306	(510)
Current tax	(24)	(39)	(113)	(54)	(125)
Deferred tax	(676)	(402)	(14)	(70)	(85)
Income tax expense	(700)	(441)	(127)	(124)	(210)
Income / (loss) including non-controlling interests	(424)	(7,081)	(804)	182	(720)
Non-controlling interests	8	395	93	(3)	(8)
Net income/(loss) attributable to equity holders of the parent	(416)	(6,686)	(711)	179	(728)

Basic (loss) / earnings per common share ($)	(0.23)	(3.72)	(0.40)	0.10	(0.41)
Diluted (loss) / earnings per common share ($)	(0.23)	(3.72)	(0.40)	0.10	(0.41)

Weighted average common shares outstanding (in millions)	1,793	1,795	1,796	1,794	1,793
Adjusted diluted weighted average common shares outstanding (in millions)	1,793	1,795	1,796	1,797	1,793

EBITDA	927	1,103	1,351	1,399	1,378
EBITDA Margin %	6.9%	7.9%	8.7%	8.3%	8.0%

OTHER INFORMATION
Own iron ore production (million metric tonnes)	14.1	15.5	15.4	16.4	15.6
Crude steel production (million metric tonnes)	23.2	21.6	23.1	24.0	23.7
Total shipments of steel products (million metric tonnes)	21.5	19.7	21.1	22.2	21.6

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended
	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30 , 2015	Mar 31, 2015
Operating activities:
Income /(loss) attributable to equity holders of the parent	(416)	(6,686)	(711)	179	(728)
Adjustments to reconcile net income / (loss) to net cash provided by operations:
Non-controlling interest	(8)	(395)	(93)	3	8
Depreciation and impairment	652	5,525	804	820	807
Exceptional charges	-	909	527	-	-
(Income) / loss from associates, joint ventures and other investments	(324)	655	(30)	(125)	2
Deferred income tax	676	402	14	70	85
Change in operating working capital[15]	(1,188)	1,343	(288)	247	(1,691)
Other operating activities (net)	(82)	(179)	250	(175)	602
Net cash provided by operating activities	(690)	1,574	473	1,019	(915)
Investing activities:
Purchase of property, plant and equipment and intangibles	(586)	(736)	(684)	(542)	(745)
Other investing activities (net)	14	90	35	123	289
Net cash used in investing activities	(572)	(646)	(649)	(419)	(456)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	83	(363)	(804)	1,589	386
Dividends paid	(6)	(11)	(21)	(331)	(53)
Other financing activities (net)	63	7	(10)	26	(20)
Net cash (used in) / provided by financing activities	140	(367)	(835)	1,284	313
Net increase / (decrease) in cash and cash equivalents	(1,122)	561	(1,011)	1,884	(1,058)
Cash and cash equivalents transferred to assets held for sale	-	-	-	(1)	1
Effect of exchange rate changes on cash	(118)	(89)	(70)	72	(180)
Change in cash and cash equivalents	(1,240)	472	(1,081)	1,955	(1,237)

Appendix 1: Product shipments by region

(000'kt)	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Flat	4,567	3,782	4,701	4,560	4,459
Long	1,037	929	1,068	1,217	1,158
NAFTA	5,463	4,581	5,620	5,642	5,463
Flat	1,455	1,760	1,844	1,604	1,514
Long	1,009	1,085	1,254	1,179	1,169
Brazil	2,472	2,873	3,125	2,835	2,707
Flat	7,332	6,447	6,749	7,470	7,544
Long	3,064	2,983	2,847	3,373	3,074
Europe	10,444	9,473	9,646	10,895	10,662
CIS	2,202	2,160	2,013	2,248	1,925
Africa	1,112	917	1,207	944	1,063
ACIS	3,315	3,078	3,196	3,205	3,006

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
NAFTA	106	120	85	97	90
Brazil	64	95	98	86	143
Europe	275	320	293	182	250
ACIS	63	81	105	86	93
Mining	71	112	101	90	173
Total	586	736	684	542	745

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of March 31, 2016

Debt repayment schedule (USD billion)	2016	2017	2018	2019	2020	>2020	Total
Bonds	1.1	2.5	2.5	2.4	2.4	7.0	17.9
Other loans	1.3	0.2	0.1	0.2	0.1	0.4	2.3
Total gross debt*	2.4	2.7	2.6	2.6	2.5	7.4	20.2

* Debt repayment schedule as shown above and reported as of March 31, 2016, excludes the recent debt repayments post the quarter end

Appendix 4: Credit lines available as of March 31, 2016

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.5bn tranche of $6bn revolving credit facility	30/04/2018	2.5	0.0	2.5
- $3.5bn tranche of $6bn revolving credit facility	30/04/2020	3.5	0.0	3.5
Total committed lines		6.0	0.0	6.0

Appendix 5: Reconciliation of net loss to adjusted net (loss)/ income

(USDm)	1Q 16	4Q 15	3Q 15	2Q 15	1Q 15
Net (loss) / income	(416)	(6,686)	(711)	179	(728)
Adjustments:
Onerous contract provision in US (NAFTA)	-	-	-	-	(69)
Impairment	-	(4,718)	(27)	(19)	-
Exceptional charges	-	(909)	(527)	-	-
Income / (loss) from associates, joint ventures and other investments (impairments/disposal gains)	329	(608)	43	-	-
Foreign exchange gain / (loss)	107	(104)	(170)	115	(538)
Deferred tax expense	(676)	(402)	(14)	(70)	(85)
Adjustment of non-controlling interests (mainly impairments and exceptional charges)	-	430	47	-	-
Adjusted net (loss) / income	(176)	(375)	(63)	153	(36)

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional items.

Free cash flow: net cash provided by operating activities less purchases of property, plant and equipment and intangibles.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt, plus cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Operating working capital15: trade accounts receivable plus inventories less trade and other accounts payable

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: includes back-up lines for the commercial paper program.

Shipments information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and  inter-segment shipments respectively. Shipments of Distribution Solutions (renamed Downstream Solutions from January 1, 2016) are excluded.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS division includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

YoY: Refers to year-on-year

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures.

2 See appendix 5: Reconciliation of net loss to adjusted net (loss)/ income for details of exceptional items and impairments.

3 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million. The transaction is unconditional and payment is expected to be made to ArcelorMittal within six months. In addition to the cash consideration, ArcelorMittal is expected to receive in 2Q 2016 a payment of $11 million as a 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

4 Includes proceeds from Gestamp sale $1.0 billion; Rights issue $3.2 billion and premium paid on early repayment of debt subsequent to rights issue of $0.1 billion.

5 Based on exchange rate (€/$ 1.1250).

6 Impairment charges for 4Q 2015 were $4.7 billion including $3.4 billion within the Mining segment consisting of: $0.9 billion with respect to goodwill and $2.5 billion primarily related to fixed assets mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook at: ArcelorMittal Liberia ($1.4 billion); Las Truchas in Mexico ($0.2 billion); ArcelorMittal Serra Azul in Brazil ($0.2 billion); ArcelorMittal Princeton coal mining operations in the United States ($0.7 billion); and $1.4 billion within the Steel segments consisting of: fixed asset impairment charges of $0.2 billion related to the intended sale of the Long Carbon facilities in the US (ArcelorMittal LaPlace, Steelton and Vinton within the NAFTA segment), $0.4 billion primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain (Europe segment), and $0.8 billion related to: NAFTA: Deployment of asset optimization programs at Indiana Harbor East and West in the United States ($0.3 billion); Brazil: ArcelorMittal Point Lisas in Trinidad and Tobago ($0.2 billion) which had been indefinitely idled; and ACIS: Saldanha plant in South Africa as a result of its revised competitive outlook ($0.3 billion).

7 Effective January 1, 2016, the Company discontinued the use of the SICAD rate (13.5VEF/$ as of December 31, 2015), which was eliminated by the Venezuelan government, and applied the DICOM rate (previously known as SIMADI) which was 273 VEF/$ at March 31, 2016 to translate the financial statements of its Venezuelan operations from VEF to USD.

8 Under the amended agreement, between Sishen Iron Ore Company Pty) Ltd and ArcelorMittal South Africa the latter will pay market price (EPP) for iron ore and will therefore no longer contribute towards stripping costs. Accordingly at December 31, 2015, the “deferred stripping pre-payment asset” was derecognised and written off through profit and loss.

9 As reported in prior periods, and dating back to 2007, the Competition Commission (“the Commission”) has referred five cases to the Competition Tribunal and is formally investigating one further complaint against ArcelorMittal South Africa. The Company has since engaged with the Commission and has made significant progress regarding a possible overall settlement and is in the process of finalizing a detailed settlement agreement. Whilst the draft settlement agreement is still subject to final approval by the Commission and the Competition Tribunal, a provision of R1,245 million representing the present value of a proposed administrative penalty of R1,500 million has been recognized. The Company has, subject to certain conditions being agreed upon with the Commission, proposed to pay the administrative penalty over a period of 5 years subject to appropriate interest.

10 Following the sale of a 5% stake to Valin Group as a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20% to 15%. On August 6, 2014, the Company exercised the fourth and final instalment, which subsequently led to the decrease in its stake in Hunan Valin from 15% to 10%. The Company received cash from the third and fourth instalment of $108 million both in the fourth quarter of 2014 and first quarter of 2015, respectively.

11 On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The net proceeds received in 2Q 2014 were $39 million being $55 million received in cash during the quarter minus cash held by steel cord business. Additionally, $28 million of gross debt held by the steel cord business had been transferred. During 1Q 2015, the Company received $45 million and the final instalment of $47 million received in 2Q 2015.

12 On January 15, 2016, ArcelorMittal South Africa completed a rights offer for ZAR 4.5 billion fully underwritten by ArcelorMittal followed by an issuance of new shares on January 18, 2016. Out of the 692,307,693 rights offer shares which were offered to shareholders, a total of 471,604,240 new ArcelorMittal shares, being 68.1% of the rights offer, were applied for in terms of the rights offer. ArcelorMittal subscribed for its proportional entitlement of the rights offer of 342,133,922 shares amounting to ZAR 2,223,870,495 and, pursuant to its underwriting obligation, subscribed for a further 220,655,076 new ArcelorMittal South Africa shares, amounting to ZAR 1,434,257,994. As a result of this transaction, the shareholding interest of ArcelorMittal in ArcelorMittal South Africa increased from 52.02% to 70.55%.

13 Assets and liabilities held for sale, as of March 31, 2016 and as of December 31, 2015, include the carrying value of ArcelorMittal Algeria (investment stake of 49%), ArcelorMittal Tebessa (investment stake of 49%), ArcelorMittal Pipes and Tubes Algeria (70% control), the USA long product facilities at Steelton, Vinton and ArcelorMittal LaPlace and some activities of ArcelorMittal downstream solutions in the Europe segment.

14 Exceptional charges for 4Q 2015, primarily included $0.8 billion inventory related charges following the rapid decline of international steel prices and $0.1 billion of litigation and other costs in South Africa.

15 Effective 1Q 2016, changes in operating working capital in the cashflow statement includes certain other amounts payable that were previously classified as part of the other operating activities line. Prior period figures have been recasted accordingly.